Exhibit 1.01

Conflict Minerals Report

Nextracker Inc. (the “Company,” “Nextracker” or “we”) has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2024 to December 31, 2024 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2025.
As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
This Conflict Minerals Report can be found on the Nextracker website at: https://investors.nextracker.com/financials/sec-filings/default.aspx

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that Nextracker intends to take to mitigate the risk that its necessary 3TG benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by Nextracker’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political, regulatory, and economic developments, whether in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, a “Covered Country” or “Covered Countries”), the United States or elsewhere. Nextracker cautions readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. Nextracker undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

1.0    Overview, Products and Applicability of the Conflict Minerals Rule

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. Section 1502 of the Dodd-Frank Act (“Section 1502”) directs the U.S. Securities and Exchange Commission (“SEC”) to impose certain reporting obligations on SEC registrants that manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. In August 2012, the SEC adopted final rules that require certain SEC registrants to file an annual disclosure on Form SD with the SEC to report whether any necessary Conflict Minerals used in their products originated from a Covered Country.

For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals originated in a Covered Country. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary Conflict Minerals originated or may have originated in a Covered Country and may not be solely from recycled or scrap sources, the registrant must conduct due diligence to determine if the necessary Conflict Minerals directly or indirectly financed or benefited armed groups (as defined by the SEC in Form SD) in the Covered Countries.
Nextracker is a leading solar technology platform provider used in power plants around the world. Our products enable solar power plants to follow the sun’s movement across the sky and optimize performance. With products operating in more than forty countries worldwide, Nextracker offers solar tracker technologies and innovative solutions that accelerate solar power plant construction, increase performance, and enhance long-term reliability. We are the global market leader based on gigawatts (“GW”) shipped for nine consecutive years
Nextracker is committed to the responsible sourcing of minerals and complying with all applicable legislation regarding the use of Conflict Minerals mined from Covered Countries. We recently adopted a Responsible Minerals Policy (available on our website) that further communicates Nextracker’s protocols, standards, and methods regarding Conflict Minerals in our supply chain, including our due diligence requirements and expectations for suppliers in our supply chain.
Nextracker is multiple levels removed from the mining of minerals (3TG or otherwise). Nextracker does not make purchases of raw ore or refined minerals directly from smelters or refiners and makes no purchases in the Covered Countries. However, through the efforts described in this Conflict Minerals Report, Nextracker seeks to ensure its suppliers are sourcing responsibly. Nextracker does not seek to embargo sourcing of 3TG from the Covered Countries and encourages its suppliers to continue to source 3TG responsibly from the region.
For a further discussion of Nextracker products, see its website and applicable periodic reports filed with the SEC. The information contained on Nextracker’s website and in its SEC filings is not incorporated by reference into this Conflict Minerals Report or Form SD for 2024 and should not be considered part of this Conflict Minerals Report or the Form SD.
We are subject to the rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act. We are required to file a Form SD because we manufacture and contract to manufacture certain products (“in-scope products”) that contain Conflict Minerals. As such we have conducted a RCOI and taken due diligence measures to assess the sourcing of the Conflict Minerals in the in-scope products.
Reasonable Country of Origin Inquiry
To complete the RCOI required by the Conflict Minerals Rule, Nextracker engaged with its suppliers to collect information about the presence and source of 3TG used in products and components supplied to Nextracker. For its RCOI, to the extent applicable, Nextracker utilized the same processes and procedures as for its due diligence, as defined in the OECD Guidance.
Nextracker’s trackers are made of materials (steel) that do not contain 3TG. Accordingly, we removed any non-relevant suppliers and, for 2024, we surveyed a total of 28 suppliers as part of our RCOI.
The results of Nextracker’s RCOI are discussed under “Findings Concerning Smelters and Refiners and Country of Origin Information.”

2.0    Due Diligence Measures

Design Framework

Nextracker utilized the OECD Framework (Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition)) (the “OECD Guidance”) in designing its due diligence measures.

The OECD Guidance established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Application of the framework constitutes a part of the program that Nextracker has put in place to help determine whether the 3TG contained in its products are responsibly sourced.
Supplier Code of Conduct & Responsible Minerals Policy
Nextracker established the Responsible Procurement Principles, which applies to all its suppliers, and includes a Supplier Conduct of Conduct to reinforce expectations that responsible 3TG sourcing is integral to Nextracker’s supplier operations.

Under the Supplier Code of Conduct, Nextracker reserves the right to request documentation from its suppliers regarding the source of any 3TG included in their products.
Nextracker also provides regular training to suppliers on the Supplier Code of Conduct to ensure they understand and comply with it. The team responsible also conducts a periodic refresh of these training courses.
Nextracker’s Responsible Procurement Principles Policy is publicly available on our website.
In November 2024, Nextracker adopted the Responsible Minerals Policy reinforcing commitment from our suppliers to ensure transparency and compliance in our supply chain through declarations as proof.
Nextracker’s Responsible Minerals Policy is publicly available on our website.
Grievance Mechanism
Nextracker has a grievance mechanism for reporting violations of its Supplier Code of Conduct. Violations may be reported by calling Nextracker's Compliance and Ethics Helpline at +1-844-626-6569 within the United States, or by going to the Nextracker reporting website at https://secure.ethicspoint.com/domain/media/en/gui/89769/index.html
Data Collection; Records Storage and Retention
Nextracker outreach included 28 suppliers that we determined may contribute necessary Conflict Minerals to certain products (the “in-scope suppliers”). Nextracker’s supply chain team sent in-scope suppliers a request to submit a Conflict Minerals Reporting Template (“CMRT”). CMRT is a public tool developed by the Responsible Minerals Initiative (“RMI”) to gather information on the use of 3TG by the suppliers, the source of the 3TG and the suppliers’ related compliance procedures.
Following the initial introductions to the program and information request, reminder emails were sent to each non-responsive in-scope supplier, requesting survey completion. 100% of surveyed in-scope suppliers provided a CMRT in response to our request. A portion of our in-scope suppliers (12) provided us with ‘product-level’ information whereas 16 in-scope suppliers shared additional information at the ‘company-level’ which included information on the Conflict Minerals sold by that particular in-scope supplier.
The team responsible reviewed CMRT responses received from the in-scope suppliers for incomplete responses, potential errors or inaccuracies, lack of consistency, and other flags. If any “quality control” flags were raised, Nextracker contacted the applicable in-scope supplier to clarify the concern.
Nextracker has an electronic file maintaining business records relating to 3TG due diligence, including records of due diligence processes, findings and results. Nextracker stores all supplier CMRTs and documents evidence of identified supplier 3TG sourcing risk. As contemplated by the OECD Guidance, Nextracker will maintain these records for at least five years.
3TG Risk Management
Nextracker assesses and identifies 3TG sourcing risk by comparing whether supplier reported 3TG data complies with RMI standards, which are considered either (a) “RMI-eligible;” or (b) conform to a Responsible Minerals Assurance Process (“RMAP”) or RMAP-equivalent assurance process (i.e., LBMA or RJC).

The team responsible within Nextracker works to identify 3TG sourcing concerns and risks. Once a potential risk is identified, the team works with suppliers to take corrective action and address such issues. Nextracker also monitors suppliers’ progress performances through the Quarterly Business Review (“QBR”) scorecard mechanism, as delays or slow action can negatively impact overall company QBR scores. When severe risks are identified and/or suppliers fail to adequately mitigate risks, our team will escalate the issues to Nextracker’s senior management team for further decision.
Independent Third-Party Audits of Smelter and Refiner Due Diligence Practices
Due to our position as a downstream company, we are not directly involved in business relationships with smelters and refiners in our supply chain. Therefore, we request that our suppliers work with upstream suppliers to source materials from smelters or refiners that have been validated by third-party audited schemes like, RMAP, RMI or an equivalent standard.
Report on Supply Chain Due Diligence
Nextracker files a Form SD and a Conflict Minerals Report with the SEC and makes these filings available on its investor relations website.

3.0    Findings Concerning Smelters and Refiners and Country of Origin Information

For 2024, Nextracker surveyed 28 in-scope suppliers as part of its 3TG due diligence and received 28 CMRTs in response to its outreach. The received CMRT declarations identified 324 smelters that may have processed 3TG when manufacturing Nextracker products. Of these 28 CMRT declarations, 16 were company-level and 12 were product-level. Due to the number of in-scope suppliers providing company-level declarations, the list of processing facilities disclosed below may over-represent the number of 3TG processing facilities in Nextracker’s supply chain.
The following table summarizes the smelters and refiners information provided by the suppliers. Please see the notes that accompany the table for additional information concerning the data on the table:

Metal	Unknown SORs	Known SORs	Conformant SORs		Active SORs
	Total	Total	Total	% of Known smelters that are Conformant	Total
Gold	1	120	103	85%	2
Tantalum	4	47	42	89%	0
Tin	1	98	75	76%	1
Tungsten	0	53	39	73%	1
Total	6	318	259	81%	4
a.“Known” means that a smelter or refiner is listed on the Smelter Look-up tab list of the CMRT and is therefore a verified smelter or refiner. The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments.
b.     “Unknown” means that a smelter or refiner is not listed on the Smelter Look-up tab list of the CMRT and is an undetermined smelter or refiner.
c.     “Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, smelters are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

d.     “Active” means that a smelter or refiner is currently engaged in the RMAP, but a conformance determination has yet to be made.
Country of Origin Information
Nextracker has endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requiring that the in-scope suppliers provide it with completed CMRTs and through the other measures described in this Conflict Minerals Report.
The countries of origin of the newly mined 3TG processed by smelters and refiners listed above may have included countries listed below (as well as possibly other countries).
Andorra, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China
Colombia, Czechia, Estonia, France, Germany, India, Indonesia, Italy, Japan, Kazakhstan, South Korea, Kyrgyzstan, Malaysia, Mexico, Myanmar, Democratic Republic of the Congo*, Netherlands, Peru, Philippines, Poland, Rwanda*, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Province Of China, Tanzania, Thailand, Turkey, Uganda*, United Arab Emirates, United Kingdom, United States Of America, Uzbekistan, Vietnam
* Represents a Covered Country.

4.0    Due Diligence Improvement Measures

Nextracker intends to further improve its due diligence measures for 2025 in order to mitigate the risk that the necessary 3TG in its in-scope products benefit armed groups by taking the following steps, among others:
•Seek a potential service partner to maintain and process supply chain conflict minerals data automatically instead of manually processing.
•Engage with suppliers and request that they submit reports, which include “product-level” data instead of reports containing only “company-level” data.
•Enhance our 3TG risk management plan, such as through cooperating with external consultants’ parties to increase Conflict Minerals compliance and reduce the number of unknown smelters or refiners.